Exhibit 99.1

Cheche Group Announces Partnership with NIO Insurance Broker

BEIJING, China – June 20, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced it has entered into a partnership with NIO Insurance Broker Co., Ltd. (“NIO Insurance Broker”), a subsidiary of NIO INC. (NYSE: NIO) (“NIO”), as Cheche continues to deepen its collaborations with new energy vehicle (“NEV”) manufacturers.

Cheche’s accessible digital platform, powered by industry-leading technology, will digitalize the process of completing auto insurance for NIO, while reducing front-end insurance delivery costs and enabling NIO to digitally manage its insurance business. This customized digital insurance service system for NIO is expected to launch in the next quarter.

“The global NEV industry continues to experience substantial growth led by the Chinese NEV manufacturers,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “As a trusted service provider for NEV insurance services, we are committed to creating value for NIO and our other partners throughout the product lifecycle and will strive to retain our standing as the leading intelligent insurance platform for NEVs in China.”

This announcement marks another positive milestone for Cheche’s NEV insurance business. Building on the solid foundation of established relationships with top Chinese NEV manufacturers, Cheche intends to continue its gradual expansion by securing agreements with additional NEV companies to administer new policy issuances, insurance renewals, contract management, claims management, and risk pricing.

Cheche empowers NEV manufacturers to deepen their relationship with consumers by offering comprehensive insurance solutions that, over time, can include customized pricing based on driver behavior, comprehensive claims management and repairs, and fraud prevention by leveraging the rich data generated by the auto’s sensors and Cheche’s AI and data analysis tools.

Safe Harbor Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company's ability to scale and grow its business, the Company's advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company's management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185